

June 12, 2024

Clifford Starke
Chief Executive Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, Florida 33309

> **Re: Flora Growth Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 31, 2024**
> **File No. 001-40397**

Dear Clifford Starke:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 5 – Approval of Share Issuance Proposal
Background and Reasons for the Acquisition, page 72

1. Please revise your disclosure throughout this section to provide greater detail as to the background of the acquisition, including the material issues discussed and key negotiated terms at each meeting. We note your disclosure that "[o]ver the next week negotiations continued and reached a mutually agreed upon level between the management of Flora and TruHC" does not provide specificity in this regard. The disclosure should provide stockholders with an understanding of how, when, and why the material terms of your proposed acquisition evolved. In your revised disclosure, please ensure that you address the following:

   - the material terms for any proposals and subsequent proposals and counter offers;
   - negotiation of any documents and the parties involved; and
   - valuations.

   For guidance, please refer to Item 14(b)(7) of Schedule 14A and Items 1005(b) and

1011(a) of Regulation M-A.

2. We note your disclosure that "TruHC was selected as the top candidate to pursue an acquisition transaction in Germany." Please expand your disclosure to discuss how many companies were considered and the reasons why TruHC was selected as the top candidate.

3. To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For example only, please identify TruHC's management, the Company's executive management team and the Company's advisors.

4. Please disclose whether you retained a financial advisor. To the extent that you did not retain a financial advisor, please explain why.

<u>Interests of TruHC's Officers and its Managers in the Acquisition</u>
<u>Employment Agreements, page 76</u>

5. We note your disclosure that no consideration was received by TruHC in connection with consummation of the Acquisition. We also note your disclosure on page 113 regarding the consideration received by TruHC in the acquisition. Please revise or otherwise advise.

<u>General</u>

6. Please include a summary term sheet. Refer to Item 14(b)(1) of Schedule 14A and corresponding Item 1001 of Regulation M-A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Raymer